UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-38857

SANGRIX INC.

(Translation of registrant’s name into English)

160 Robinson Road, 12 F,

SBF Center, Singapore 068914

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On November 3, 2026, at 9:00 p.m., Singapore Time (November 3, 2026, at 8:00 a.m. Eastern Time), Sangrix Inc. (the “Company”) held an extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders of Class A ordinary shares, of par value US$0.0003 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, of par value US$0.0003 per share (the “Class B Ordinary Shares”) at the principal office of the Company located at 160 Robinson Road, 12 F, SBF Center, Singapore 068914.

As of the record date of October 22, 2026 (the “Record Date”), there were 3,545,018 Class A Ordinary Shares and 96,043 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to twenty (20) votes for each Class B Ordinary Share held for each of the proposals.

Holders of 31,061.81 Class A Ordinary Shares and holders of 96,043 Class B Ordinary Shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 0.88% of the 3,545,018 outstanding Class A Ordinary Shares and 100% of the 96,043 outstanding Class B Ordinary Shares, representing approximately 35.71% of the total voting power as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Record Date. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	Votes For	Votes Against	Votes Abstain

Proposal 1: As an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0003 each, at a ratio of eight (8)-for-one (1), such that every eight (8) Class A Ordinary Shares of a par value of US$0.0003 each be consolidated into one (1) Class A Ordinary Share of a par value of US$0.0024 each, and every eight (8) Class B Ordinary Shares of a par value of US$0.0003 each be consolidated into one (1) Class B Ordinary Share of a par value of US$0.0024 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 13, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$60,000,000 divided into 200,000,000,000 shares of par value US$0.0003 each, comprising of 190,000,000,000 Class A ordinary shares of par value US$0.0003 each and 10,000,000,000 Class B ordinary shares of par value US$0.0003 each.

TO: US$60,000,000 divided into 25,000,000,000 shares of par value US$0.0024 each, comprising of 23,750,000,000 Class A ordinary shares of par value US$0.0024 each and 1,250,000,000 Class B ordinary shares of par value US$0.0024 each.

	1,936,152.81	15,725.07	43.93
Proposal 2: As a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented under Proposal One, to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) in the form of the Amended and Restated Memorandum and Articles of Association attached as Annex A to the proxy statement (the “Post-Consolidation M&A”), to reflect the Share Consolidation effected pursuant to Proposal One (the “Amendment and Restatement of M&A Following the Share Consolidation”).	1,936,153.81	13,351.74	2,416.26
Proposal 3: As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two and Proposal Three (the “Adjournment”).	1,937,900.82	11,584.98	2,436.01

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026	SANGRIX INC.

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer and Chairman of the Board